Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, April 3, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) on March 27 and 28, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
27/03/2023	344,330	51.989170	17,901,430.91	XPAR
27/03/2023	120,000	51.975263	6,237,031.56	CEUX
27/03/2023	15,000	51.988069	779,821.04	TQEX
27/03/2023	10,000	51.985743	519,857.43	AQEU
28/03/2023	329,192	53.310924	17,549,529.69	XPAR
28/03/2023	120,000	53.304866	6,396,583.92	CEUX
28/03/2023	15,000	53.299461	799,491.92	TQEX
28/03/2023	10,000	53.298093	532,980.93	AQEU
Total	963,522	52.636813	50,716,727.39

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com